UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) convened on August 25, 2025, at 9:30 A.M., Eastern Time (August 25, 2025, at 9:30 P.M., local time), at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 1,123,993,533 votes, including 66,362,733 Class A ordinary shares, par value $0.01 per share of the Company, each of which is entitled to one (1) vote per share, and 10,576,308 Class B ordinary shares, par value US$0.01 per share of the Company, each of which is entitled to one hundred (100) votes per share, respectively, as of July 28, 2025, the record date, were outstanding. There were present in person or by proxy 26,054,863 Class A ordinary shares entitled to vote at the meeting and 10,576,308 Class B ordinary shares entitled to vote at the meeting, which represents 47.61% of the total outstanding ordinary shares of the Company. The results of the votes were as follows.

1.	Proposal One - CHANGE OF NAME

To pass the following special resolution:

It is resolved, as a special resolution, that, pursuant to Article 32.1 of the Company's articles of association and section 31 of the Companies Act (Revised) (subject to the proposed new name conforming with section 30 of the Companies Act (Revised)), the Company change its dual foreign name to 华流文化集团有限公司 and that the change of the dual foreign name take effect from the date of this resolution (the “Change of Name”).

	For	Against	Withheld/Abstained
Total voted shares	36,610,183	18,456	2,532
Percentage of voted shares:	96.41%	0.00%	0.00%

2.	Proposal Two - ADOPTION OF THE A&R M&A

To pass the following special resolution:

It is resolved, as a special resolution, that subject to and immediately following the Change of Name being effected, the Company adopt amended and restated memorandum and articles of association as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the Company's existing memorandum of association and articles of association to reflect the Change of Name.

	For	Against	Withheld/Abstained
Total voted shares	36,610,586	18,053	2,532
Percentage of voted shares:	96.41%	0.00%	0.00%

3.	Proposal Three - APPROVAL FOR THE MEETING TO BE ADJOURNED TO A LATER DATE

To pass the following ordinary resolution if deemed necessary by the Chairman:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/Abstained
Total voted shares	36,609,703	18,656	2,552
Percentage of voted shares:	96.41%	0.00%	0.00%

Exhibits Index

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: August 28, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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